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SEC FILE NUMBER
8-46743

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Winning Edge Financial Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

23 Calstan Place
(No. and Street)

Clifton	NJ	07013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ben Zangara	973-773-6600	benzangara@winningedgefinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Ben Zangara_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _The Winning Edge Financial Group, Inc._____, as of _December 31_____, 2 _022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



RAWAA KAJOGBOLA
Notary Public - State of New Jersey
My Commission Expires Mar 26, 2024

Notary Public

Signature: _Ben Zangara_____

Title: _____
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Winning Edge Financial Group, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2022

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To: The Stockholder
The Winning Edge Financial Group, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of The Winning Edge Financial Group, Inc. as of December 31, 2022, and the related statements of income, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of The Winning Edge Financial Group, Inc. as of December 31, 2022 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Winning Edge Financial Group, Inc.s management. My responsibility is to express an opinion on The Winning Edge Financial Group, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to The Winning Edge Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of The Winning Edge Financial Group, Inc.'s financial statements.

The supplemental information is the responsibility of The Winning Edge Financial Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as The Winning Edge Financial Group, Inc. auditor since 2010.

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 23, 2023

THE WINNING EDGE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Current Assets		
Cash and cash equivalents	$	228,250
Commissions receivable		16,956
Miscellaneous receivables		5,205
Prepaid expenses		2,055
Total Current Assets		252,466
Property and Equipment		
Computer equipment		29,915
Automobile		33,329
Other		6,339
Less: Accumulated depreciation		(15,765)
		53,818
Other Assets		
Investments, at fair value		276,075
Total Assets	$	582,359

LIABILITIES AND STOCKHOLDER EQUITY

Current Liabilities		
Accrued expenses	$	4,245
Payroll taxes payable		14,791
Income taxes payable - current		9,274
Total Current Liabilities		28,310
Income taxes payable - deferred		75,105
Note payable		30,775
Total Liabilities		134,190

Commitments and Contingencies (Note 7)

Stockholder Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Paid-in Capital		22,500
Retained earnings		424,669
Total Stockholder Equity		448,169
Total Liabilities and Stockholder Equity	$	582,359

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2022

REVENUES

Commissions	$	148,514
Tax Preparation fees		70,219
Consulting fees		50,000
Unrealized loss		(38,940)
Dividend & interest income		3,513
		233,306

OPERATING EXPENSES

Employee Compensation & benefits	72,393
Occupancy	31,500
Professional fees	9,100
Regulatory fees	12,677
General & administrative	6,138
Advertising	1,667
Insurance	2,631
Auto expense	13,166
Travel & entertainment	19,598
Payroll tax	4,290
Technology & communication expense	4,634
Interest expense	437
Depreciation	13,026
	191,257

Income From Operations & Before Income Tax		42,049
Income tax expense - current		9,774
Income tax (benefit) - deferred		(3,429)
Net Income	$	35,704

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
Year Ended December 31, 2022

| | Common Stock | | | Additional | Retained | Total |
	Number of Shares		Amount	Paid-In Capital	Earnings	Stockholder Equity
Balance at December 31, 2021	1,000	$	1,000	$ 22,500	$ 388,800	$ 412,300
Net Income	-		-	-	35,704	35,704
Adjustment					165	165
Balance at December 31, 2022	1,000	$	1,000	$ 22,500	$ 424,669	$ 448,169

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	35,704
Adjustments to Reconcile Net Income to Net		
Cash Provided By Operating Activities:		
Depreciation		13,026
Unrealized Loss on investment		38,940
(Increase) Decrease in Operating Assets:		
Commissions Receivable		5,150
Refundable inomce tax		9,269
Miscelleneous Receivable		(400)
Prepaid expenses		(383)
Increase (Decrease) in Operating Liabilities:		
Accrued expenses		(715)
Payroll tax payable		(16,789)
Taxes payable - current		389
Taxes payable - deferred		(10,439)
Net cash Provided by operating activities		73,752
Cash Flows From Investing Activities		
Purchase of equipment		(41,720)
Net cash used in investing activities		(41,720)
Cash Flows From Financing Activities		
Loan proceeds		35,886
Loan principle payments		(5,452)
Net cash provided by financiang activities		30,434
Net increase in cash		62,466
Cash and cash equivalents at Beginning of Year		165,784
Cash and cash equivalents at End of Year	$	228,250
Supplemental Disclosures		
Cash paid for income taxes	$	7,126
Cash paid for interest	$	391

See accompanying notes.

1   **Organization and Nature of Business**

The Winning Edge Financial Group, Inc. (The Company) is a New Jersey corporation conducting business as securities broker dealer. The Company holds no customer funds or securities and does not participate in the underwriting of securities. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority - ("FINRA") .

2   **Significant Accounting Policies**

  (a) *Basis of Presentation*

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

  (b) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (c) *Statement of Cash Flows*

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

  (d) *Accounts Receivable*

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2022 and believes they are all collectible.   Accounts receivable are not collateralized.

  (e) *Depreciation*

Depreciation is provided on a straight-line basis using estimated useful lives of five years.

Property and equipment are recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

(f) *Revenue Recognition*

The Company earns commissions from executing customer transactions in mutual fund securities and variable annuities. The Company recognizes revenue from commissions and fees in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2022.

(g) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to unrealized gain on investments. The deferred tax liability represents the future tax return consequences that will be realized when the asset is settled. No recognition for uncertain tax provisions have been included because the Company believes there are none.

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2022 and there are no open tax years prior to 2018. In addition, no income related penalties have been recorded for the year ended December 31, 2022.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 23, 2023 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k*) Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 8 Fair Value"

3   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $294,446, which was $285,500 in excess of its required minimum net capital of $8,946. The Company's net capital ratio was .4557 to 1.

4   Financial Instruments

Investments are presented in the financial statements at market value and is considered a level one input due to the fact that there are quoted prices for identical items in an active, visible and liquid market. The Company uses actual cost paid to determine the cost basis of shares of common stock held.   The following is a summary of investments at December 31, 2022:

Common Stock - Level 1 Input	Fair Value
1,500 shares NASDAQ Stock, cost $18,907	$276,075

5   Concentrations

The Company maintains its operating cash in a bank deposit account with one major financial institution in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank account up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk. The Company's uninsured cash balance was $10,352 at December 31, 2022.

A significant amount of the Company's revenues are derived from the sale of open-end mutual funds and variable annuities.

6   Related Party Transactions

The Company leases office space from an affiliated company that is owned by its principal stockholder. There is no written lease agreement and currently the lease is on a month to month basis. The annual rent paid to this related party was $31,500.

In addition, the Company paid a salary to its principal shareholder of $50,000, made matching contributions of $10,000 to the 401K plan and paid $45,156 for various travel & overhead expenses.

At December 31, 2022 there was a balance due from the principal shareholder of $4,305.

7   Pension Plan

The Company has a 401 Uni(k) Plan which covers the Company's only employee and sole shareholder. Contributions to the plan included the statement of income for the year ended December 31, 2022 totaled $10,000.

8   Fair Value

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

9   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its shareholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement.   As of December 31, 2022 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 6 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

10   Income Tax Expense

The components of income tax expense at December 31, 2022 are as follows:

Current
Federal	$ 4,189
State	5,585
Total	9,774

Deferred
Federal	(3,429)
State	0
Total	(3,429)

Total income tax expense $ 6,345

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. Refundable income tax in the amount of $9,269 was applied against current year federal income tax expense. The Company's deferred tax asset consists of the following at December 31, 2022:

Unrealized gain on investment $ 257,768

11   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2022 the Company had implemented such policies and procedures.

12   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2022

THE WINNING EDGE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2022
Schedule I

NET CAPITAL

Common stock	$	1,000
Paid-in capital		22,500
Retained earnings		424,669
Total Credits		448,169

Debits

Accounts receivable	21,749
Haircuts - stocks	41,411
Undue concentration	34,689
Equipment less accumulated	
depreciation	53,818
Prepaid expense	2,056
Total Debits	153,723

NET CAPITAL	$	294,446

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	8,946
Minimum net capital requirement		5,000
Net capital in excess of requirements	$	285,500

Ratio of Aggregate Indebtedness to	
Net Capital	.4557 to 1

Reconciliation with Company's Computation (included in
  Part II of Form X-17A-5 as of December 31, 2022)
As Amended
Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations
of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	294,446
Net Capital, per above		294,446
Difference	$	-

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's amended FOCUS Report as of December 31, 2022.

The Winning Edge Financial Group, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2022

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by The Winning Edge Financial Group, Inc. in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

The Winning Edge Financial Group, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
(EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2022

"EXEMPT UNDER 15c3-3 (k)(1)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, The Winning Edge Financial Group, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2022 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(1) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $9,613.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ 08690

Tel: 609-540-1751

Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
The Winning Edge Financial Group, Inc.

I have reviewed management's statements included in the accompanying Exemption Statement, in which (1) The Winning Edge Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Winning Edge Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(1), (the "exemption provisions") and (2) The Winning Edge Financial Group, Inc. stated that The Winning Edge Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Winning Edge Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Winning Edge Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 23, 2023

The Winning Edge Financial Group, Inc.
Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2022

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

The Winning Edge Financial Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.P.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.P.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.P.R. 5240.15c3-3 under the following provisions of 17 C.P.R. 5240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.P.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

The Winning Edge Financial Group, Inc.

I, Ben Zangara, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

By:



Ben Zangara, President